UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                              Pipex Pharmaceuticals, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   724153200
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                                 (CUSIP Number)

                            Pipex Pharmaceuticals, Inc
                                 3985 Research Park Drive
                              Ann Arbor, MI 48108
                                 (734) 332-7800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 September 29, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 724153200
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   Chestnut Ridge Partners, LP (03-0404154)

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)

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3. SEC Use Only

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4. Source of Funds (See Instructions) (See item 3)                PF

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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6. Citizenship or Place of Organization U.S.A

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Number of          7. Sole Voting Power                       1,185,820
Shares             ----------------------------------------------------
Beneficially       8. Shared Voting Power
Owned by           ----------------------------------------------------
Each               9. Sole Dispositive Power                  1,185,820
Reporting          ----------------------------------------------------
Person With        10. Shared Dispositive Power

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11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,185,820

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)           5.73%

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14. Type of Reporting Person (See Instructions)

      LP

Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock, par value $0.001 per share(the "Common Stock") of Pipex Pharmaceuticals, Inc., whose principal executive offices are located at 3985 Research Park Drive, Ann Arbor, MI 48108 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting party is Chestnut Ridge Partners, LP (the "Reporting Person").

      (b) The address of the Reporting Person is c/o Chestnut Ridge Capital, LLC, 50 Tice Blvd, Woodcliff Lake,
            NJ 07677.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is - Investment Partnership, Chestnut Ridge Capital, LLC, 50 Tice Blvd, Woodcliff Lake, NJ 07677.

      (d) The Reporting Party has not been convicted in any criminal proceedings during the last five years.

      (e) The Reporting Party has not during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of which Chestnut Ridge Partners, LP is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      (f)   The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Party purchased the 495,084 shares of Common Stock and converted warrants to purchase an additional 247,542 shares of common stock, directly from the Issuer for a purchase price equal to an aggregate of $1,549,542.87, and 443,194 shares in the open market. The source of funding for this purchase was through internal funds.

Item 4. Purpose of Transaction.

Passive investment

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 1,185,820 shares of Common Stock, representing 5.73% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-Q filed August 14, 2008.)

      (b) The Reporting Party has the sole right to vote and dispose, or direct the disposition, of the 1,185,820 shares of Common Stock owned by the Reporting Party.

      (c) The 1,185,820 shares of Common Stock reported herein were acquired by the Reporting Person from both the Issuer and the open market November 30 ,2006 through October 6, 2008.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,185,820 shares of Common Stock owned by the Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The securities discussed herein are the result of the Common Stock Purchase Agreement executed by and between the Reporting Person and the Issuer (the "Purchase Agreement").

Item 7. Material to Be Filed as Exhibits.

      None.



Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        October 7, 2008

        Chestnut Ridge Partners, LP, a Delaware partnership


                  By: Chestnut Ridge Capital, LLC, a Delaware limited liability company, Its General Partner

                                  By:     /s/
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                                     Kenneth Holz, CFO